                                                                                                                   U.S. SECURITIES EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Vocus Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92858J108
(CUSIP Number)

April 30, 2013
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed

[X] Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

1)  Name of Reporting Person: Pioneer Global Asset Management S.p.A. (PGAM)

2)   Check the Appropriate Box          (a)
       if a Member of a Group
       (See Instructions)                         (b)

3)   SEC Use Only

4)   Citizenship of Place of
      Organization                                 Italy

      Number of                                    (5) Sole Voting Power
      Shares                                                 0
      Beneficially Owned
      by Each Reporting                        (6) Shared Voting Power
      Person With                                        13,764
                                                                  [See Item 4 below.]

                                                         (7) Sole Dispositive Power
                                                                  0

                                                        (8) Shared Dispositive Power
                                                                  13,764
                                                                  [See Item 4 below.]

9)  Aggregate Amount Beneficially    13,764
     Owned by Each                              [See Item 4 below.]
     Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
       Instructions)

11) Percent of Class Represented
      By Amount in Row 9.                   0.1%

12) Type of Reporting
      Person (See Instructions)              FI

1)   Name of Reporting Person: Pioneer Investment Management, Inc. (PIM)

2)   Check the Appropriate Box          (a)
      if a Member of a Group
      (See Instructions)                          (b)

3)   SEC Use Only

4)   Citizenship of Place of
      Organization                                 Delaware

       Number of                                    (5) Sole Voting Power
       Shares                                                0
       Beneficially Owned
       by Each Reporting                       (6) Shared Voting Power
       Person With                                       13,764
                                                                  [See Item 4 below.]

                                                         (7) Sole Dispositive Power
                                                                  0

                                                         (8) Shared Dispositive Power
                                                                  13,764
                                                                  [See Item 4 below.]

9)  Aggregate Amount Beneficially   13,764
     Owned by Each                             [See Item 4 below.]
     Reporting Person

10) Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11) Percent of Class Represented
      By Amount in Row 9.                   0.1%

12) Type of Reporting
      Person (See Instructions)               IA

Item 1(a)        Name of Issuer.

                        VOCUS INC

Item 1(b)        Address of Issuer's Principal Executive Offices:

                        4325 Forbes Blvd
Lanham, MD 20706

Item 2(a)        Name of Person Filing:

                        PGAM and PIM

Item 2(b)        Address of Principal Business Office:

                        The principal business office for PGAM is:
                        Galleria San Carlo 6
                        Milan, Italy

                       The principal business office for PIM is:
                       60 State Street
                       Boston, MA 02109

Item 2(c)        Citizenship:

                        PGAM is organized under the laws of Italy.

                        PIM is a corporation organized under the laws of the
                        State of Delaware.

Item 2(d)        Title of Class of Securities:

                        Common Stock

Item 2(e)        Cusip Number:

                        92858J108

Item 3            The person filing this statement pursuant to Rule 13d-1(b)
                        or 13d-2(b) is:

                        PGAM is a parent holding company or control
                        person in accordance with Section 240.13d-1(b)(1)(ii)(J).

                       PIM is an investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM: 13,764
        PIM:  13,764

(b) Percent of Class:

        PGAM: 0.1%
        PIM:  0.1%

(c) Number of shares as to which such person has

         (i) Sole power to vote or to direct the vote: 0

         (ii) Shared power to vote or to direct vote:**

            PGAM: 13,764
            PIM:  13,764

         (iii) Sole power to dispose or to direct disposition of: 0

         (iv) Shared power to dispose or to direct disposition:**

           PGAM: 13,764
           PIM:  13,764

**Shares reported on this Schedule 13G (the Shares) are owned by (i) collective investment vehicles (Funds) advised by PIM and (ii) Funds advised by other advisors that are direct or indirect wholly owned subsidiaries of PGAM (Additional PGAM Subsidiaries).  In their roles as investment manager or adviser to the Funds, PIM and the Additional PGAM Subsidiaries possess investment and/or voting control over the Shares.

PIM is a direct subsidiary of PGAM. PGAM is a limited liability company and the holding company incorporating all of the Pioneer Investments asset management business   (including  PIM, and the Additional PGAM Subsidiaries) and may therefore, be deemed to beneficially own the Shares.

PGAM, PIM, and the Additional PGAM Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any.  The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

In accordance with Securities and Exchange Commission Release No.34-39538
(January 12, 1998) (the "Release"), this filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons, each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities, if any, beneficially owned by Unicredit or any other subsidiaries of Unicredit whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here: X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

              See Item 4.

Item 8.   Identification and Classification of Members of the Group.

               Inapplicable.

Item 9.  Notice of Dissolution of the Group.

              Inapplicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below PGAM certifies that to the best of its knowledge and belief, the foreign regulatory scheme applicable to it as a sub-holding company for the asset  management  division in the UniCredit  Banking Group,  the latter being regulated  by the  Bank of Italy  and the Commissione  Nazionale per le Societa`e la Borsa  (CONSOB), is  substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 7, 2014

                  Pioneer Global Asset Management S.p.A

                  By: /s/   Sandro Pierri
                  Name:   Sandro Pierri
                  Title:     CEO; Head of Asset Management Division

                  Pioneer Investment Management, Inc.

                  By: /s/   Jean M. Bradley
                  Name:   Jean M. Bradley
                  Title:     Chief Compliance Officer